EXHIBIT 99.1

QIAO XING UNIVERSAL TELEPHONE, INC. SUBJECT TO
NASDAQ DELISTING AND REQUESTS HEARING

HUIZHOU, China — July 23, 2003 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XINGE) today announced that it received a Nasdaq Staff Determination on July 18, 2003 indicating that the Company fails to comply with the filing requirements for continued listing set forth in Marketplace Rule 4310(c)(14), and that its securities are, therefore, subject to delisting from The Nasdaq National Market. The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. Nasdaq’s Marketplace Rule 4820(b) provides that the Company’s request for a hearing will stay the delisting action pending the issuance of a written determination by a Listing Qualifications Panel. There can be no assurance the Panel will grant the Company’s request for continued listing.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and the first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80% owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003.

Source
Qiao Xing Universal Telephone, Inc.

Contacts
Qiao Xing Universal Telephone, Inc.
rickxiao@qiaoxing.com